American Graphite Technologies, Inc.
3651 Lindell RD. Ste. #322
Las Vegas, NV
89103

February 5, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director Division of Corporate Finance

cc:	Geoffrey Kruczek

RE:	American Graphite Technologies Form 8-K Filed Documents 27, 2012 File No. 0-54521

Dear Ms. Ravitz:

Further to your letter of January 22, 2013 in regard to the above noted Company filing, we hereby respond as follows:

Market, Customers and Distribution Methods, Page 8

Comment:

1.
Please revise to clarify how Cheap Tubes “also markets the products” and “has substantial market experience, having been in the industry for more than 8 years,” given your disclosure that the product is “completely untested” for consumer safety and “requires further development” and additional “through testing.”

Response:

We have revised our disclosure to better clarify the current marketing being undertaken by Cheap Tubes.   You will find the amended disclosure on Page 9 of our Form 8/K-A filed on February 5, 2013.

Comment:

2.
Please clarify the status of development of the product, For example, has Cheap Tubes actually manufactured a sheet? Please also clarify what additional testing needs to be performed and how that testing and manufacturing will be funded. Given the extent of testing you say is required and the amount you are obligated to fund, it is unclear whether that amount will be sufficient to accomplish all the testing that is needed or whether additional funds will be required and, if so, the source of those funds.

Response:

We have revised our disclosure to clarify the status of development of the products and also the additional testing and manufacturing is clarified.   You will find the amendments on Pages  9 and 10 of the Form 8-K/A filed on February 5, 2013.

Comment:

3.
With a view toward clarified disclosure, please tell us how you determined you will be “on the market in twelve to eighteen months” in light of your statements that Bucky Paper “still needs to undergo through testing” and the product has not yet been developed. Please also tell us how you considered the impact of the “USEPA” requirements noted on page 11 on when you expect to be “on the market.”

Response:

We have revised our disclosure to better describe the processes in regard to getting the products under development to market in 12 to 18 months.  The disclosure can be found on Pages 9  and 11 of the Form 8-K/A filed on February 5, 2013.

Competition, page 9

Comment:

4.	In a separate, appropriately captioned section, please revise to discuss the “regulatory approval” requirements noted on page 10 and any related risks from failing to obtain those approvals.

Response:

We have discussed the “regulatory approval” requirements in the Risk Factors, please see the disclosure entitled: Regulatory Approvals Required for the Products to be Developed and Marketed on Page 11 of the Form 8-K/A filed on February 4, 2013.

Risk Factors, page 11

Comment:

5.
We note the numerous references to “our products,” “our technology” and “our ‘brand’ name,” even though it appears the only rights you hold relate to the marketing and distribution of a product that does not yet exist. Please revise to clarify the nature and extent of the rights you currently hold.

Response:

We have revised our disclosure to amend the words “our” from the references.  You will find the revisions throughout the Form 8/K-A filed on February 5, 2013.

Liquidity and Capital Resources, page 19

Comment:

6.
Please reconcile your disclosure on page 20 that you “currently do not have any arrangements in place to complete any private placements financings” with your disclosure on page 19 regarding the financing agreement. Please also discuss how section 17.5 of Exhibit 10.5 impacts your liquidity and ability to pay the expenses you note.

Response:

We have revised our disclosure on Pages 31 and 32 to clarify the comment.   We have added discussion on the impact of section 17.5 of Exhibit 10.5 on our liquidity and the ability to pay the expenses we note.  The disclosure is on page 31..

Security Ownership of Certain Beneficial Owners and Management, page 21

Comment:

7.
Please clarify how you determined that Mr. Walchuk owns only 30 million shares of common stock. Given the transactions you disclose on page 29, it appears he owned 45 million shares following the return of shares in June 2012 and related forward stock split.

Response:

We determined that Mr. Walchuk owns only 30 million shares of common stock based on the shareholder list and prior disclosure in the Company’s Form 10-K.    In review, we note that the Form 4 prepared and delivered to the filing agent by Mr. Walchuk was inadvertently not filed.   Mr. Walchuk has filed the Form 4 on February 4, 2013.   We have also added disclosure on Page 38 under Related Party Transactions to note the determination of 30,000,000 shares.

Item 5.06 Change in Shell Company Status, page 54

Comment:

8.
We note that you believe you are no longer a “shell” company as a result of the transactions to which you refer. Given the composition of your balance sheet and disclosure regarding the nature and extent of your operations, please provide us the analysis underlying your conclusion. Currently, it appears you are basing this conclusion entirely on your agreement with Cheap Tubes. We not, in this regard, your disclosure that no product currently exists for you to market, through testing is still needed and you have not yet determined how to distribute any product. We also not that while much of your disclosure refers to a potential industry and potential product, it is unclear what actual operating activities you are currently conducting. For example, you refer on page 14 to “setting in place operations,” but it is unclear what activities you currently perform, particularly given the lack of a product to market and distribute. In light of this, it is unclear how you determined you are no longer a shell company.

Response:

The Company believes that it has met the definition of a non-shell on both tests of the definition.  Firstly, the Company believes that the licensing agreement with Cheap Tubes, given its breadth and ability for the company to independently market and distribute the product, is a significant non-cash asset.  Secondly, the Company is now active in the business of graphene and graphite exploration and the development and marketing of graphene products.

For example, even before the execution of the licensing agreement, the Company had reviewed potential exploration property acquisitions but could not reach final agreement on an acquisition.  However, as disclosed in the Company’s Form 8-K filed on January 28, 2012, the Company has just recently acquired a block of mineral claims which it intends to explore and hopefully ultimately develop in an area which is known for other graphite deposits.  In making the determination on non-shell status, the Company reviewed its operations and determined that its operations could no longer be defined as “nominal” due to the fact that the its management and consultants were actively and daily seeking, reviewing and in cases where merited, negotiating acquisitions, retaining qualified persons to identify and, in the case of mineral property acquisitions, stake such properties or attempt to acquire such properties as prior disclosed.  Therefore the Company felt that they had moved from minimal operations to operating in the chosen business of the Company, with sufficient funding to fund their acquisitions by way of the financing agreement in place.  Additionally, immediately upon the execution of the licensing agreement, the Company commenced reviewing marketing strategies for the expected products to be developed.  We have revised our disclosure to note the new acquisition of mineral claims and to better discuss the financing available and the operations planned so that it is clearer to the reader as to the determination that the Company is no longer a “shell” company.   You will find the revised disclosure on the acquisition of the mineral claims and disclosure on the properties commencing on Page 13.   We have also revised our Risk Factors to include the Risk Factors related to the owning and exploring mineral properties.

Exhibits

Comment:

9.
Please file as an exhibit the financing agreement mentioned on page 39. It appears that Exhibit 10.3 is only a subscription agreement for the first private placement, rather that the financing agreement to which you refer. Please also file as exhibits the consulting agreements reference on page 40 and the consulting agreement with Mr. Walchuk referenced on page 41

Response:

We have filed the financing agreement mentioned on page 39 as Exhibit 10.9 to this Form 8-K/A.  Further we have filed the consulting agreements referenced on page 40 as Exhibits 10.7 and 10.8 respectively and the consulting agreement with Mr. Walchuk referenced on page 41 as Exhibit 10.10 to this Form 8-K/A.

Exhibit 10.5

Comment:

10.	Please file the document concerning the milestones mentioned in section 1.2 of this exhibit and the agreement with Mr. Foley mentioned in section 5.1.1.

Response:

We have filed the document concerning the milestones as Exhibit  10.6 to this Form 8-K/A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you further, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Rick Walchuk
Rick Walchuk
Chief Executive Officer